Exhibit 99.11

March 31, 2012

PRIVATE AND CONFIDENTIAL

SENT VIA E-MAIL

The Board of Directors

PLX Technology, Inc.

870 W. Maude Avenue

Sunnyvale, California 94085

Attention:	D. James Guzy, Chairman
Ralph Schmitt, President

Dear Ralph and Jim,

Further to our letter to you of March 31, 2012, this letter agreement of exclusivity is written in consideration of Integrated Device Technology Inc.’s (“IDT” or the “Acquirer”), expression of our interest in pursuing a possible negotiated transaction between PLX Technology, Inc. (“PLX” or “the Company”) and IDT (the “Transaction”) as described in the attached Proposal (the “Proposal”). Due to the substantial time, effort and expense associated with due diligence activities, we must have the Company’s agreement to negotiate exclusively with IDT through and including 5:00 p.m. Pacific Time April 23, 2012; provided that such period shall be automatically extended for an additional 7 days if, as of the end of such initial period, both parties are working in good faith towards the execution of a definitive agreement with respect to a Transaction. This period of exclusivity may thereafter be extended upon written agreement of both parties in the event that due diligence or the execution of a definitive agreement has not been completed. Furthermore, this exclusivity agreement may be terminated by the written agreement of the parties prior to the conclusion of the period of exclusivity.

During the period ending on the earlier of April 23, 2012 (or such date as later extended pursuant to this letter), or the date on which a Definitive Agreement relating to the Transaction is executed (such period, or any longer period as to which the parties may agree in writing, constituting the “Discussion Period”), the Company agrees that it will not, directly or indirectly, through any officer, director, employee, attorney, advisor, representative or agent or any of their subsidiaries: (i) solicit, initiate, or encourage any inquiries or proposals that constitute, or would reasonably be expected to lead to an Acquisition Transaction (as defined below); (ii) engage or participate in negotiation or discussions concerning, or provide any non-public information to any person or entity relating to, any Acquisition Transaction; or (iii) accept any proposal or offer from, or enter into any agreement with, any person or entity

Integrated Device Technology, Inc. 6024 Silver Creek Valley Road San Jose, CA 95138

Tel (408) 284 8484 Fax (408) 284 8454 www.IDT.com

relating to an Acquisition Transaction, in each case other than the Transaction with IDT. The Company agrees to notify the undersigned no later than 24 hours after receipt by the Company of any proposal, inquiry or offer with respect to an Acquisition Transaction or any request for non-public information in connection with an Acquisition Transaction or for access to the properties, books or records of Company by any person or entity who informs the Company that it is considering making, or has made, a proposal, inquiry or offer with respect to Acquisition Transaction. Such notice shall indicate whether such proposal, inquiry or offer could reasonably be determined by the Company to be more favorable than the Proposal from a financial point of view to the Company’s stockholders and, to the extent the Company is not prohibited by a confidentiality agreement or other contractual obligation from doing so, the identity of the offeror. The Company shall, and shall cause any of its officers, directors, employees, attorneys, advisors, representatives or agents, as applicable, to immediately discontinue any ongoing discussions or negotiations (other than any ongoing discussions with IDT) relating to a possible Acquisition Transaction.

For purposes of this letter, “Acquisition Transaction” shall mean any transaction involving:

(i) the sale, license, disposition or acquisition of all or a material portion of the business or assets of the Company or any direct or indirect subsidiary or division of the Company;

(ii) the issuance, grant, disposition or acquisition of (A) any capital stock or other equity security of the Company or any direct or indirect subsidiary of the Company, (B) any option, call, warrant or right (whether or not immediately exercisable) to acquire any capital stock or other equity security of the Company or any direct or indirect subsidiary of the Company, or (C) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock or other equity security of the Company or any direct or indirect subsidiary of the Company; or

(iii) any merger, consolidation, business combination, share exchange, tender offer, recapitalization, reorganization or similar transaction involving the Company or any direct or indirect subsidiary of the Company;

provided, however, that (A) the grant of stock options by the Company to its officers, directors, employees and consultants in the ordinary course of business will not be deemed to be an “Acquisition Transaction” if such grant is made pursuant to the Company’s existing stock option plans or agreements to which it is a party and is consistent with the Company’s past practices and (B) the issuance of stock by the Company upon the exercise of outstanding stock options will not be deemed to be an “Acquisition Transaction”.

The Company acknowledges and agrees that neither this letter agreement nor any action taken in connection with this letter agreement will give rise to any obligation on the

Integrated Device Technology, Inc. 6024 Silver Creek Valley Road San Jose, CA 95138

Tel (408) 284 8484 Fax (408) 284 8454 www.IDT.com

part of IDT (a) to continue any discussions or negotiations with the Company or (b) to pursue or enter into any transaction or relationship of any nature with the Company, and IDT acknowledges and agrees that neither this letter agreement nor any action taken in connection with this letter agreement will give rise to any obligation on the part of the Company (a) to continue any discussions or negotiations with IDT or (b) to pursue or enter into any transaction or relationship of any nature with IDT.

The existence and terms of this letter agreement, the existence of discussions or negotiations between the Company and IDT and the existence or terms of any proposal regarding a possible transaction are strictly private and confidential and may only be disclosed in compliance with the mutual nondisclosure agreement executed by the parties.

Each of the Company and IDT acknowledges and agrees that, in addition to all other remedies available (at law or otherwise) to such party, such party shall be entitled to equitable relief (including injunction and specific performance) as a remedy for any breach or threatened breach of any provision of this letter agreement, and each of the Company and IDT further acknowledges and agrees that the other party shall not be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph, and each of the Company and IDT waives any right it may have to require that the other party obtain, furnish or post any such bond or similar instrument.

The Company represents and warrants that the execution and delivery of this letter agreement and the performance by the Company of its obligations contemplated hereunder will not materially conflict with, or result in any material violation of, any agreement, contract, obligation, commitment or undertaking (whether oral or written) to which the Company is a party or by which the Company or any of its assets or properties may be bound.

This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without giving effect to principles of conflicts of laws). The Company: (a) irrevocably and unconditionally consents and submits to the jurisdiction of the state and federal courts located in the State of Delaware for purposes of any action, suit or proceeding arising out of or relating to this letter agreement; (b) agrees that service of any process, summons, notice or document by U.S. mail addressed to the Company at the address set forth at the beginning of this letter agreement shall be deemed to constitute effective service thereof for purposes of any action, suit or proceeding arising out of or relating to this letter agreement; (c) irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of or relating to this letter agreement in any state or federal court located in the State of Delaware; and (d) irrevocably and unconditionally waives the right to plead or claim, and irrevocably and unconditionally agrees not to plead or claim, that any action, suit or proceeding arising out of or relating to this letter agreement that is brought in any state or federal court located in the State of Delaware has been brought in an inconvenient forum.

Integrated Device Technology, Inc. 6024 Silver Creek Valley Road San Jose, CA 95138

Tel (408) 284 8484 Fax (408) 284 8454 www.IDT.com

Please sign below on the enclosed copy of this letter to indicate your agreement to the terms of this letter.

Very truly yours, Integrated Device Technology, Inc.

By:	/s/ Ted Tewksbury
Ted Tewksbury President and CEO

THE TERMS OF THE FOREGOING LETTER AGREEMENT ARE UNDERSTOOD AND AGREED:

By:	/s/ Ralph Schmitt
Mr. Ralph Schmitt President and Chief Executive Officer

Date: 4/1/12

Integrated Device Technology, Inc. 6024 Silver Creek Valley Road San Jose, CA 95138

Tel (408) 284 8484 Fax (408) 284 8454 www.IDT.com